Exhibit 23.01
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NuStar GP, LLC:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-138133, 333-81806, and 333-209717) and on Form S-3 (Nos. 333-204217 and 333-212338) of NuStar Energy L.P. of our reports dated February 28, 2018, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of NuStar Energy L.P.

/s/ KPMG LLP
San Antonio, Texas
February 28, 2018